Mail Stop 3561

November 1, 2006

Richard L. Chang
Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

  Re: Shine Media Acquisition Corp.
     Amendment No. 6 to Registration Statement on
     Form S-1
     Filed October 4, 2006
     File No. 333-127093

Dear Mr. Chang:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment one from our letter dated September 27, 2006. Please include in the disclosure whether the officers and directors would recommend to the stockholders that they approve a business combination with an entity that is affiliated with any of the company's existing stockholders.

2.   We note your disclosure on page two that, "Our initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of our net assets at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

Principal Stockholders, page 62

3.   It appears that Yoshie Itakura controls AFG Trust and has voting and investment control over the securities. Please include Yoshie Itakura as a beneficial owner or advise.

Prior Share Issuances and Subsequent Transfer, page 63

4.   We note your response to comment 8. Considering the timing and sale of the shares to your newly appointed officers and directors, it appears the transfer of shares is compensatory in nature and the fair value of the shares transferred should be reflected as an expense in your financial statements with a corresponding credit to contributed (paid-in) capital. Please revise accordingly or explain in detail why you believe your treatment is appropriate.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax (212) 407-4990